GLOBAL HEALTH SOLUTIONS, INC.
DBA TURN THERAPEUTICS

Consolidated Financial Statements

For The Years Ended

December 31, 2024
and
December 31, 2023

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Global Health Solutions Inc. dba Turn Therapeutics

Opinion on the Consolidated Financial Statements

We have audited the accompanying balance sheets of Global Health Solutions Inc. dba Turn Therapeutics (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit at December 31, 2024 and, since inception, has suffered recurring operating losses and negative cash flows from operations. The Company expects to generate operating losses and negative operating cash flows in the future and will require additional funding to support the Company’s planned operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent concerning the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025

June 13, 2025

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Balance Sheets

	As at December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$872,599	$1,180,997
Prepaid expenses and other current assets	225,325	20,820
Total current assets	1,097,924	1,201,817
Right-of-use asset	120,452	33,222
Intangible assets, net	821,931	769,939
Security deposit	8,582	8,582
TOTAL ASSETS	$2,048,889	$2,013,560
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$667,272	$464,623
Current portion of operating lease liability	40,660	25,156
Total current liabilities	707,932	489,779
Operating lease liability, net of current portion	80,376	—
Deferred revenue	1,438,013	1,438,013
TOTAL LIABILITIES	2,226,321	1,927,792
Commitments and contingencies (Note 11)
STOCKHOLDERS’ EQUITY (DEFICIT)
Common Stock, $0.001 par value, 20,000,000 shares authorized at December 31, 2024 and 2023, 13,422,845 and 13,247,241 shares issued at December 31, 2024 and 2023, respectively	1,342	1,324
Additional paid-in capital	19,017,239	17,512,042
Accumulated deficit	(19,196,013)	(17,427,598)
Total stockholders’ equity (deficit)	(177,432)	85,768
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,048,889	$2,013,560

See accompanying notes to consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Operations

	Years Ended December 31,
	2024	2023
Operating expenses:
General and administrative	$1,551,168	$2,300,649
Research and development	245,956	7,500
Total operating expenses	1,797,124	2,308,149
Loss from operations	(1,797,124)	(2,308,149)
Other income:
Interest income	28,709	15,882
Total other income	28,709	15,882
NET LOSS	$(1,768,415)	$(2,292,267)
Basic and diluted net loss per common share	$(0.13)	$(0.17)
Weighted average common shares outstanding, basic and diluted	13,422,845	13,247,241

See accompanying notes to consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
As at December 31, 2022	13,175,091	$1,317	$16,371,785	$(15,135,331)	$1,237,771
Issuance of common stock	72,150	7	499,993	—	500,000
Stock-based compensation expense	—	—	640,264	—	640,264
Net loss	—	—	—	(2,292,267)	(2,292,267)
As at December 31, 2023	13,247,241	1,324	17,512,042	(17,427,598)	85,768
Issuance of common stock under regulation Crowdfunding, net of issuance costs	175,604	18	1,152,364	—	1,152,382
Stock-based compensation expense	—	—	352,833	—	352,833
Net loss	—	—	—	(1,768,415)	(1,768,415)
As at December 31, 2024	13,422,845	$1,342	$19,017,239	$(19,196,013)	$(177,432)

See accompanying notes to consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,768,415)	$(2,292,267)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	47,483	43,920
Stock-based compensation expense	352,833	640,264
Non-cash operating lease expense	8,650	662
Changes in operating assets and liabilities:
Prepaids and other current assets	(204,505)	1,653
Accounts payable and accrued expenses	202,649	208,663
Deferred revenue	—	19,425
Net cash used in operating activities	(1,361,305)	(1,377,680)
Cash flows from investing activities:
Purchases of intangible assets	(99,475)	(44,306)
Net cash used in investing activities	(99,475)	(44,306)
Cash flows from financing activities:
Proceeds from issuance of stock, net of issuance costs	1,152,382	500,000
Net cash provided by financing activities	1,152,382	500,000
Net decrease in cash and cash equivalents	(308,398)	(921,986)
Cash and cash equivalents at beginning of year	1,180,997	2,102,983
Cash and cash equivalents at end of year	$872,599	$1,180,997
Supplemental disclosure of non-cash activities
Right-of-use assets acquired against lease liability	$133,615	$—

See accompanying notes to consolidated financial statements.

1.	NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics (hereinafter referred to as the “Company”, “we”, “us” or “our”), a Delaware Corporation, was initially formed on January 6, 2015, as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. On March 17, 2020, we organized a wholly-owned subsidiary, Turn Consumer LLC, a Delaware limited liability company. The Company’s headquarters are located in Westlake Village, California.

The Company is a clinical-stage biopharmaceutical company pioneering drug and device research, development and commercialization with focus on eczema and onychomycosis and other broader indications in the related field.

2.	BASIS OF PRESENTATION, PRINCIPLES OF CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), and reflect the operations of the Company and our wholly owned subsidiary. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB). All material intercompany accounts and transactions have been eliminated in consolidation

Liquidity and Going Concern

As of December 31, 2024, we had approximately $0.9 million of cash and cash equivalents and working capital of approximately $0.4 million. We have a relatively limited operating history, and the revenue and income potential of our business and market are unproven. We have experienced net losses and negative cash flows from operations since inception and, as of December 31, 2024, we had an accumulated deficit of $19.1 million. During the year ended December 31, 2024, we incurred a net loss of $1.77 million and had negative cash flows from operations of $1.36 million. We will continue to incur costs and expenses related to our ongoing operations until we successfully commercialize, develop, obtain regulatory approval for and gain market acceptance of products and product candidates and achieve revenues adequate to support our operations.

From inception through December 31, 2024, we have funded our operations primarily with proceeds from the sale of common stock, including through exempt offerings under Regulation Crowdfunding, Regulation A+ and Regulation D, as well as through proceeds from license and collaboration agreements. Based on our current operating plan, we estimate that our cash and cash equivalents as of December 31, 2024 will be sufficient to fund our operating expenses and capital expenditure requirements into the third quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and could deplete our capital resources sooner than we currently expects. Our capital resources may not be sufficient to fund operations through at least the next 12 months from the date that these audited consolidated financial statements as of December 31, 2024 are issued based on our expected cash needs, which raises substantial doubt about our ability to continue as a going concern.

As we continue to pursue our business plan, we expect to finance our operations through potential public or private equity offerings, debt financings or other capital sources, including current or potential future collaborations, licenses and other similar arrangements. However, there can be no assurance that any additional financing or strategic arrangements will be available to us on acceptable terms, if at all. If events or circumstances occur such that we are not able to obtain additional funding, it may be necessary to significantly reduce our scope of operations to reduce the current rate of spending through actions such as reductions in staff and the need to delay, limit, reduce or terminate product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourself, which could have a material adverse effect on the our business, results of operations or financial condition.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those relating to stock-based compensation, revenue recognition, research and development expenses and determination of right-of-use assets under lease transactions and related lease obligations. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may materially differ from these estimates and assumptions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We have not experienced any losses in such accounts, and management believes that we are not exposed to significant credit risk due to the nature of the instruments held in the depository institutions. As of December 31, 2024, and December 31, 2023, cash and cash equivalents exceeded FDIC insured limits by $336,656 and $488,319, respectively.

Majority of our accounts payable and accrued expenses is concentrated with two vendors having balances of approximately $291,000 and $144,000 which represents approximately 65% of our accounts payable and accrued expenses as of December 31, 2024. The amount owed to these vendors as of December 31, 2023 was approximately $226,000 and $57,000 which represent approximately 61% of our accounts payable and accrued expenses.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be highly liquid investments with maturities of three months or less at the date of purchase. Cash equivalents primarily represent funds invested in readily available money market accounts. As of December 31, 2024, we had cash and cash equivalents balances deposited at multiple major financial institutions.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Normal repairs and maintenance costs are expensed as incurred. Additions and major improvements which materially increase the value or extend useful lives are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to consolidated statements of operations.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method. The estimated service lives for property and equipment are as follows:

Category	Useful Lives (Years)
Machinery and equipment	8 Years
Computer equipment	3 Years

Intangible Assets

We capitalize costs associated with obtaining patents and trademarks. Intangible assets are amortized over the estimated useful life of 20 years and trademark costs are indefinite lived.

Impairment of Long-lived Assets

We evaluate our long-lived assets, which consist of property and equipment and identifiable intangibles, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset or eventual disposal. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, we have not recorded any impairment losses on long-lived assets.

Revenue Recognition

Under ASC Topic 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to a customer.

At contract inception, once the contract is determined to be within the scope of ASC 606, we assess whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct combined performance obligation is identified. We then allocate the transaction price (that is, the amount of consideration we expect to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognize the associated revenue when (or as) each performance obligation is satisfied. Our estimate of the transaction price for each contract includes all variable consideration to which we expect to be entitled, subject to the constraint on variable consideration. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized at the contract level is not significant.

License Rights — If the license to our intellectual property (IP) is determined to be distinct from the other promises or performance obligations identified in the arrangement, which generally include research and development services, we recognize revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, we consider relevant facts and circumstances of each arrangement, including the research and development capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promises, whether the value of the license is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises and whether it is separately identifiable from the remaining promises.

For licenses that are combined with other promises, we utilize judgment to assess the nature of the combined performance obligation and whether the license is the predominant promise within the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. If the license is the predominant promise, and it is determined that the license represents functional IP, revenue is recognized at the point in time when control of the license is transferred. If it is determined that the license does not represent functional IP, revenue is recognized over time using an appropriate method of measuring progress.

Milestone Payments — At the inception of an arrangement that includes development milestone payments, we evaluate whether the milestones are considered likely to be achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant reversal of cumulative revenue recognized would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as regulatory approvals, are not considered probable to be achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties — For arrangements that include sales-based royalties, including milestone payments based on a level of sales, where the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any royalty revenue resulting from licensing agreements.

Amounts due to us for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as accounts receivable on the consolidated balance sheets. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognized as revenue within the one year following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the one year following the balance sheet date are classified as deferred revenue, net of current portion.

Research and Development Expenses

Research and development expenses are composed of both internal and external costs. Internal costs include salaries and employment-related expenses of scientific personnel and direct project costs. External research and development expenses consist primarily of costs associated with clinical and non-clinical development programs and are charged to expenses as incurred.

We also record accruals for estimated ongoing clinical trial costs. Clinical trial costs primarily represent costs incurred by contract research organizations (CROs) and clinical trial sites. We analyze the progress of the clinical trial, including levels of subject enrollment, invoices received and contracted costs when evaluating the adequacy of accrued liabilities. In accruing for these services, we estimate the time period over which services will be performed and the level of effort to be expended in each period. These estimates are based on communications with the third-party service providers and our estimates of accrued expenses based on information available at each balance sheet date. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly.

Income Taxes

The Company is taxed as a ‘Corporation’ for both federal and state income tax purposes. We account for income taxes using the asset and liability approach promulgated by ASC 740, Income Taxes, for financial reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce the deferred tax assets to an amount expected to be realized.

We are required to evaluate the tax positions taken in the course of preparing tax returns to determine whether tax positions will more likely than not be substantiated by the tax authorities. Tax benefits of positions not deemed to meet the more-likely-than-not threshold are recorded as a tax expense. The amount recognized is subject to estimate and judgement with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual or all uncertain tax position(s) could differ from the amount that is initially recognized. We recognize interest and/or penalties related to tax matter as income tax expense.

Leases

At the inception of a contractual agreement, we determine whether the contract is or contains a lease, by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, we record the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. When determining the lease term, we include options to extend or terminate the lease when it is reasonably certain, at inception, that we will exercise that option. Additionally, we evaluate leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease.

Operating lease assets represent our right to use an underlying asset for the lease term (Right-of-use assets) and operating lease liabilities represent our obligation to make lease payments arising from the lease. The lease payments used to determine our operating lease assets may include lease incentives, stated rent increases and escalation clauses, when determinable, and are recognized in determining our Right-of-use assets.

Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheets at the commencement date of the lease based on the present value of lease payments over the expected lease term. We exclude short-term leases, if any, having initial terms of 12 months or less at lease commencement as an accounting policy election. Variable lease payments are amounts owed by us to a lessor that are not fixed, such as reimbursement for common area maintenance costs for our office lease; and are expensed when incurred. Operating right-of-use assets are reflected in right-of-use assets in the accompanying consolidated balance sheets. Operating lease liabilities are reflected in operating lease liability, current and non-current in the accompanying consolidated balance sheets.

Financing leases are treated similarly to operating leases except that the asset subject to the lease is included in the appropriate fixed asset category, rather than recorded as a Right-of-use asset, and depreciated over its estimated useful life, or lease term, if shorter.

Stock-Based Compensation

We account for stock-based compensation for both employees and non-employees in accordance with ASC 718, Compensation — Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. We manage our operations as a single reportable segment for the purposes of assessing performance and making operating decisions.

Warrants Issued in Connection with Equity Financing

We evaluate the appropriate balance sheet classification of warrants we issue as either equity or as a derivative liability. In accordance with ASC 815-40, Derivatives and Hedging-Contracts in the Entity’s Own Equity (ASC 815-40), we classify a warrant as equity if it is “indexed to the Company’s equity” and meets several specific conditions for equity classification. A warrant is not considered “indexed to the Company’s equity,” in general, when it contains certain types of exercise contingencies or potential adjustments to its exercise price. If a warrant is not indexed to the Company’s equity or it has net cash settlement provisions that result in the warrants being accounted for under ASC 480, Distinguishing Liabilities from Equity or ASC 815-40, it is classified as a derivative liability which is carried on the consolidated balance sheets at fair value with any changes in its fair value recognized immediately in the Statements of Operations and Comprehensive Loss. As of December 31, 2024 and 2023 all of our outstanding warrants were classified as equity.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price we would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy or levels that prioritizes the inputs to valuation techniques used to measure fair value. These levels, in order of the highest to lowest priority, are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (i.e. supported by little or no market activity).

Comprehensive Loss

We have no components of other comprehensive loss other than net loss, and accordingly, our comprehensive loss is equivalent to our net loss for the periods presented.

Net Loss Per Share

We calculate basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. Warrants issued in 2017 and outstanding as of December 31, 2024 and 2023 are considered outstanding shares in the basic earnings per share calculation given their nominal exercise price. The net loss attributable to common stockholders is not allocated to the warrant holders as the holders of warrants do not have a contractual obligation to share in losses. Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive.

The Company’s potentially dilutive securities, including outstanding stock options under the Company’s equity incentive plans and 2022 warrants, have been excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position.

Related Parties

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. ASC 850, Related Party Disclosures (ASC 850) requires that transactions with related parties that would make a difference in decision-making shall be disclosed so that users of the financial statements can evaluate their significance.

Emerging Growth Company Status

We qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not an EGC. We may take advantage of these exemptions until we are no longer an EGC under Section 107 of the JOBS Act and we have elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates.

Recently Adopted Accounting Principles

In November 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods for the fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. We adopted the guidance in the fiscal year beginning January 1, 2024, including the additional required disclosures in Note 12.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and also issued subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11. The standard amended the impairment model requiring that credit losses be reported using an expected losses model rather than the incurred losses model. For available-for-sale debt securities with expected credit losses, this standard requires allowances to be recorded instead of reducing the amortized cost of the investment. We adopted ASU 2016-13, and related updates, using modified retrospective approach on January 1, 2023. The adoption had an immaterial impact on our consolidated financial statements and related disclosures.

Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

Although there were several other new accounting pronouncements issued or proposed by the FASB, we do not believe any of those accounting pronouncements have had or will have a material impact on our financial position or operating results.

3.	FAIR VALUE MEASUREMENTS

The following table present the financial instruments carried at fair value on a recurring basis:

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$498,286	$—	$—	$498,286

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$610,781	$—	$—	$610,781

The carrying amounts reflected in the consolidated balance sheets for prepaid expenses, accounts payable and accrued expenses and other liabilities are shown at their historical values which approximate their fair values.

4.	INTANGIBLE ASSETS

The following table summarizes our Intangible assets, net:

	December 31, 2024			December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived assets:
Intangible asset – Patents	$993,758	$(204,785)	$788,973	$894,382	$(157,302)	$737,080
Total finite lived assets	993,758	(204,785)	788,973	894,382	(157,302)	737,080
Indefinite-lived assets – Trademarks	32,958	—	32,958	32,859	—	32,859
Total intangible assets	$1,026,716	$(204,785)	$821,931	$927,241	$(157,302)	$769,939

Amortization Expense

Aggregate amortization expense related to finite-lived intangible assets was $47,483 and $43,180 for the years ended December 31, 2024 and 2023, respectively, primarily included in General and Administrative expenses on our consolidated statements of operations.

The following table summarizes the estimated future amortization expense associated with our finite-lived intangible assets as of December 31, 2024:

Amount
2025	$49,688
2026	49,688
2027	49,688
2028	49,688
2029	49,688
Thereafter	540,533
Total	$788,973

5.	LEASES

Operating Lease

We have a single lease for our headquarters, which includes office space, in Westlake Village, California. The lease commenced in September 2021 and was set to expire in August 2024. In August 2024, we signed an amendment to the lease agreement for the same office space with a new expiration set to be in August 2027. Monthly payments under the amended lease range from $4,112 to $4,405.

The aggregate minimum annual lease payments under the operating leases in effect as of December 31, 2024 were:

Year ending December 31,	Amount
2025	$49,920
2026	51,669
2027	35,240
Thereafter	—
Total minimum lease payments	136,829
Less: Present value discount	(15,793)
Present value of operating lease liabilities	121,036
Less: Current portion of operating lease liability	(40,660)
Operating lease liability, net of current portion	$80,376

The lease had a remaining term of 2.7 years and 0.7 years as of December 31, 2024 and 2023, respectively. The lease liability was calculated based on a weighted-average discount rate of 9% and 8% as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, we made cash payments for amounts included in the measurement of lease liabilities of $42,194 and $50,060, respectively.

6.	CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Our amended and restated certificate of incorporation authorizes the issuance of up to 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 13,422,845 and 13,247,241 shares were issued and outstanding, respectively.

2021 Issuance of Convertible Notes

In 2021, we issued promissory notes with a conversion feature (‘convertible notes’) to certain investors. The principal sum borrowed through the convertible notes was $2,450,000 and the notes carried a 6% interest rate per annum. The convertible notes were set to mature within 365 days from the issuance date.

2022 Conversion of Convertible Notes

In 2022, we converted convertible notes outstanding with principal amount of $2,450,000 and accrued interest from inception of the notes through conversion date of $158,045 into 401,238 share of Common Stock with par value of $0.0001. The effective price of the conversion was $6.50 per share.

2022 Private Offering Round

In 2022, we launched a private offering of our Common Stock pursuant to Regulation D. We raised $350,000 as gross proceeds against issuance of 50,505 shares of our Common Stock with a par value of $0.0001 per share and a per share offering price of $6.93.

2023 Private Offering Round

In 2023, we launched a private offering of our Common Stock pursuant to Regulation D. We raised $500,000 as gross proceeds against issuance of 72,150 shares of our Common Stock with par value of $0.0001 and a per share offering price of $6.93.

2024 Crowdfunding Offering

In May 2024, we launched a crowdfunding campaign pursuant to Regulation Crowdfunding with StartEngine as our registered platform. We were offering Common Stock to accredited and non-accredited investors with an offering price of $9.18. As of December 31, 2024, we sold 175,604 shares of our Common Stock with par value of $0.0001 against net proceeds of $1,152,364, net of offering costs and platform fees. The crowdfunding campaign was live as of December 31, 2024 and closed on March 15, 2025, subsequent to year end.

Warrant Grants, Exercises, Expirations and Modifications

In 2017, we issued warrants to a certain investor to purchase 23,810 Common Stock in the Company at an exercise price of $0.01. Upon conversion to a Corporation in 2018, the warrants were amended to purchase 23,810 shares of Common Stock with all other terms and conditions being unchanged.

In 2022, we issued warrants to a certain party, as success fee for issuance and conversion of convertible notes, to purchase 20,082 Common Stock in the Company at an exercise price of $6.50.

The fair value of the warrants was estimated on the grant date using the Black-Scholes option pricing model (the “Valuation Model”) and the related expense was recognized on the grant date as the warrants did not have a vesting period.

During the years ended December 31, 2024 and 2023, no new warrants were granted and there were no exercises, expirations or modifications to existing warrants. As of December 31, 2024 and 2023, there were 43,872 warrants outstanding and expected to vest to purchase Common Stock.

As of December 31, 2024, the following common stock warrants were outstanding:

Number of Common Shares underying warrants	Exercise price per share	Expiration date
23,810	$0.01	August 15, 2037
20,062	$6.50	July 29, 2029

The weighted average exercise price of all outstanding warrants as of December 31, 2024 is $2.98 and no outstanding warrants are subject to any down-round anti-dilution protection features. All outstanding warrants are exercisable by the holder only by payment in cash of the stated exercise price per share.

We evaluated the terms of the warrants issued and outstanding and determined that they should be classified as equity instruments within additional paid-in capital.

Reserved Shares

We had the following shares of common stock reserved for future issuance:

	As at December 31,
	2024	2023
Issuance of Common Stock upon exercise of stock options under the Ammended and Restated 2018 Stock Option Plan	754,467	881,701
Issuance of Common Stock upon exercise of stock options under the 2024 Stock Option Plan	85,060	—
Issuance of Common Stock upon exercise of outstanding warrants	43,872	43,872
Equity awards available under the Amended and Restated 2018 Stock Option Plan	—	118,299
Equity awards available under the 2024 Stock Option Plan	360,473	—
	1,243,872	1,043,872

As of December 31, 2024, we have 5,333,283 authorized shares of our Common Stock not subject to reserves and available for future issuance.

Share Purchase Agreement

In December 2024, we entered into a share purchase agreement with a certain investor for sale of our Common Stock of up to $75,000,000 (the “Aggregate limit”) contingent upon the Company achieving a public listing of its Common Stock. The agreement allows us to put Common Stock to the investor, within three (3) years from public listing, at 90% of the average daily closing price during the draw-down pricing period and the draw down amount not exceeding 300% of the average trading volume of 15 days immediately preceding the draw down exercise date. The agreement allows us to put restrictions on stock sales volume by investor, prohibitions on short selling by investor and us being able to set a threshold ‘floor’ price during draw-down periods. On the public listing date, we will issue a warrant to the investor granting the right to purchase our Common Stock representing 4% of the total equity interest. The investor is entitled to a 1% commitment fee of the Aggregate limit, either in cash or Common Stock within 6 months from the public listing date. If the Company is sold in a private transaction, a fee of 1% of the total consideration received by the Company shall be paid to the investor.

In April 2025, subsequent to year end, the Share Purchase Agreement was amended to increase the Aggregate Limit from $75,000,000 to $85,000,000 with the additional $10,000,000 available only via a day-one draw-down. Moreover, the draw-down pricing period for this day-one draw-down was reduced to 10 trading days with the investor having an option to shorten with a 6-hour notice to the Company. The initial draw-down amount with reduced draw-down pricing period is capped at $10,000,000.

7.	STOCK-BASED COMPENSATION

Stock Option Plans

2018 Stock Option Plan

In 2018, the Board authorized the Stock Option Plan (which may be referred to as the “2018 Plan”). 1,000,000 shares of our Common Stock were originally reserved to be issued under the Plan and in July 2024, the Board amended the 2018 Plan to decrease the shares reserved to 754,467. As of December 31, 2024, no options were available for grant under the 2018 Plan and 754,467 shares of our Common Stock were outstanding under the 2018 Plan subject to option exercise by the holders.

2024 Stock Option Plan

In 2024, the Board authorized a new Stock Option Plan (which may be referred to as the “2024 Plan”). 445,533 shares of our Common Stock were reserved to be issued under the 2024 Plan, which provides for the grant of shares of stock options to employees, non-employee directors, and non-employee consultants. As of December 31, 2024, 360,473 options to purchase shares of our Common Stock were available for grant and 85,060 shares of our Common Stock were outstanding under the 2024 Plan subject to option exercise by the holders and vesting restrictions.

The following table summarizes option activity for the years ended December 31, 2024 and 2023:

	Options	Weigheted Average Exercise Price per Share (USD)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2023	1,136,168	$6.03	6.90	$2,000,000
Granted	—	—	—	—
Excercised	—	—	—	—
Cancelled/expired	(254,467)	(7.07)	—	—
Outstanding at December 31, 2023	881,701	$5.73	5.58	$2,000,000
Excercisable at December 31, 2023	815,433	$6.19	5.58	$2,000,000
Granted	110,075	9.18	—	—
Excercised	—	—	—	—
Cancelled/expired	(152,249)	(14.65)	—	—
Outstanding at December 31, 2024	839,527	$4.56	4.60	$3,876,925
Excercisable at December 31, 2024	788,476	$4.86	4.60	$3,876,925

Stock-Based Compensation Expense

We use the Black-Scholes option pricing model with the following assumptions to estimate the stock-based compensation expense:

As at December 31, 2024
Weighted-average risk-free interest rate	4.25%
Dividend yield	—
Expected holding period (years)	5.45
Weighted-average volatility	79.46%
Estimated forefeiture rates for options granted	—

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The dividend yield assumption for options granted is based on the our history and expectation of dividend payouts. We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Due to lack of historical exercise data, the expected holding period for employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

We determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s Common Stock. We will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that our Common Stock has enough market history to use historical volatility.

We estimated the fair value of common stock based on recent sales to third parties.

Forfeitures are recognized as incurred.

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $352,833 and $640,264, respectively. As of December 31, 2024, the unrecognized stock-based compensation expense was $321,414.

8.	INCOME TAXES

We had no current or deferred federal and state income tax expense or benefit for the years ended December 31, 2024 and 2023, because we generated net operating losses, and currently we do not believe it is more likely than not that the net operating losses will be realized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our net deferred tax asset are as follows:

	As at December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryovers	$2,311,077	$2,050,215
Research and development credit carryforwards	21,027	21,027
Stock-based compensation	60,455	—
Deferred revenue	301,983	367,304
Operating lease liability	25,418	8,721
Total deferred tax assets	2,719,960	2,447,267
Valuation allowance	(2,651,663)	(2,347,160)
Total deferred tax assets net of valuation allowance	68,297	100,107
Deferred tax liabilities:
Basis differences in property and equipment and intangibles	(43,002)	(91,891)
Operating Right-of-use asset	(25,295)	(8,216)
Total deferred tax liabilities	(68,297)	(100,107)
Net deferred tax asset	$—	$—

Income tax expense (benefit) differed from the amounts computed by applying the statutory federal income tax rate of 21% to pretax income (loss) as a result of the following:

	Years Ended December 31,
	2024	2023
Computed expected tax benefit	-21.00%	-21.00%
Tax effect of other non-deductible items	0.77%	5.87%
Change in valuation allowance (federal only)	20.03%	15.02%
Others	0.19%	0.11%
Income tax expense	0.00%	0.00%

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $304,503 and $426,371 during the fiscal years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, we had U.S. federal net operating loss carryforwards of approximately $8.59 million and state net operating loss carryforwards of approximately $7.35 million. Federal net operating loss carryforwards of approximately $8.59 million generated since fiscal years beginning after December 31, 2017 will carry forward indefinitely, but are subject to an 80% taxable income limitation. We also have federal and state research and development tax credit carryforwards of approximately $21,000. The federal and state tax credits will expire at various dates beginning with our fiscal year ending December 31, 2040, unless utilized.

We file income tax returns in the U.S. federal, and various U.S. state jurisdictions. We are subject to U.S. federal and state income tax examinations by tax authorities for tax years 2018 through 2024 due to net operating losses that are being carried forward for tax purposes, but we are not currently under examination by tax authorities in any jurisdiction.

Our policy is to recognize interest and penalties related to income taxes as components of interest expense and other expense, respectively. We incurred no interest or penalties related to unrecognized tax benefits in the years ended December 31, 2024 or 2023. We do not anticipate any significant changes in our uncertain tax positions within 12 months of this reporting date.

9.	LICENSING AGREEMENTS

The following table presents changes in the balances of contract liabilities related to strategic collaboration agreements during the year ended December 31, 2024:

	As at December 31, 2023	Additions	Deductions	As at December 31, 2024
Contract liabilities:
Deferred revenue	$1,438,013	$—	$—	$1,438,013

MiMedx Agreement

In 2022, we entered into a licensing and distribution agreement with MiMedx Group Inc. (NASDAQ: MDXG, hereinafter referred to as “MiMedx”) wherein we granted MiMedx rights and licenses to our IP, technologies and biomaterials related to FleX product and other additional products (“additional products”) to be developed using the same IP, technologies and biomaterials in the field of wound care, burn care and surgical care.

Under the MiMedx Agreement, we granted MiMedx an exclusive license to develop and commercialize FleX in United States, Australia, Canada, Japan, Kuwait, New Zealand, Saudi Arabia, Singapore, South Korea, Taiwan and UAE (collectively called the “Territory”) and certain non-exclusive rights to trademarks in the Territory. We retain exclusive development and commercialization rights for FleX outside the Territory with MiMedx having the right-of-first refusal.

We have received $1,000,000 milestone payment which was due upon signing of the license agreement and $450,000 as part of “Letter of Intent”. The $450,000 received is to be adjusted from the next milestone payment due upon FDA approval or other milestone stipulated in the agreement. We have concluded that our primary obligation under the contract has not been satisfied and therefore, the amounts received have been recorded as deferred revenue in the consolidated balance sheets.

We are responsible for overseeing, monitoring and coordinating all regulatory actions, communications and filings with, and submissions to the Federal Drug Administration (“FDA”) with respect to initial marketing approval.

Under the terms of the MiMedx Agreement, MiMedx paid us non-refundable $450,000 during letter-of-intent phase and upfront license payment of $1,000,000. Additionally, upon successful development and commercialization of Flex in the Territory, we are eligible to receive milestone payments of up to $69,550,000 and $1,000,000 for each additional product developed and commercialized. Furthermore, we are eligible to receive royalty payments on a country-by-country basis based on net sale for the later of ten years or the expiration of patent or regulatory exclusivity in the jurisdiction.

We have determined that we have one combined performance obligation for the license to develop and commercialize FleX in the Territory and related development and regulatory services. Development and commercialization milestones were not considered probable at inception and therefore were excluded from the initial transaction price. The royalties were excluded from the initial transaction price because they relate to a license of intellectual property and are subject to the royalty constraint.

We recognize revenue as the combined performance obligation is satisfied over time using an output method. Significant management judgment is required to determine the level of effort attributable to the performance obligation included in the MiMedx Agreement and the period over which we expect to complete our performance obligation under the arrangement. The performance period or measure of progress was estimated at the inception of the arrangement and is re-evaluated in subsequent reporting periods. This re-evaluation may shorten or lengthen the period over which we recognize revenue. Due to unpredictable outcomes and timelines of the FDA approval process which cannot be reasonably estimated, we have deferred all revenues under the MiMedx Agreement and no revenue has been recognized during the years ended December 31, 2024 and 2023 and the aggregate amount of the transaction price allocated to the remaining performance obligation (deferred revenue) is $1,438,013 which will be recognized as revenue as our performance obligation is satisfied.

10.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic and diluted net loss per share was calculated as follows:

	Years Ended December 31,
	2024	2023
Numerator:
Net loss attributable to common stockholders	$(1,768,415)	$(2,292,267)
Denominator:
Weighted-average common shares outstanding, basic and diluted	13,422,845	13,247,241
Net loss per share attributable to common stockholders, basic and diluted	$(0.13)	$(0.17)

The Company’s potentially dilutive securities, which include or have included outstanding stock options and certain warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	As at December 31,
	2024	2023
Oustanding options under the Company’s Amended and Restated 2018 Stock Option Plan	754,467	881,701
Oustanding options under the Company’s 2024 Stock Option Plan	85,060	—
Outstanding 2022 warrants	20,062	20,062
	859,589	901,763

11.	COMMITMENTS, CONTINGENCIES, GURANTEES AND INDEMNIFICATIONS

Contractual Commitments

We enter into contracts in the normal course of business with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), academic institutions and other third parties for preclinical and clinical research studies, testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon prior written notice, although purchase orders for preclinical materials are generally non-cancellable or have cancellation penalties. Payments due upon cancellation consist primarily of payments for services provided or expenses incurred, including non-cancellable obligations from the Company’s service providers, up to the date of cancellation or upon the completion of a manufacturing run.

Litigation and Claims

From time to time, we may be party to litigation, arbitration, claims or other legal proceedings in the course of our business. The outcome of any such legal proceedings, regardless of the merits, is inherently uncertain. In addition, litigation and related matters are costly and may divert the attention of our management and other resources that would otherwise be engaged in other activities. If we were unable to prevail in any such legal proceedings, our business, results of operations, liquidity, and financial condition could be adversely affected.

Indemnifications Obligations

The Company has entered into indemnification agreements with its officers and directors that require the Company to indemnify such individuals for certain events or occurrences while each such officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential future payments the Company could be required to make is, in many cases, unlimited. The Company has directors’ and officers’ liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts to be paid.

12.	SEGMENT REPORTING

Our Chief-operating decision maker (“CODM”) is our Chief Executive Officer. The CODM uses net loss, as reported on the Company’s consolidated statements of operations, in evaluating performance and determining how to allocate resources. The CODM does not review assets in evaluating the results and therefore, such information is not presented.

The following table provides the segment expenses and incomes:

	Years Ended December 31,
	2024	2023
Operating Expenses
Personnel-related expenses	$(866,984)	$(1,460,842)
Research and development expenses	(245,956)	(7,500)
Legal, professional and consulting expenses	(364,008)	(541,777)
Corporate expenses	(320,176)	(298,030)
Other Income
Other segment income	28,709	15,882
Segment net loss	$(1,768,415)	$(2,292,267)

Other segment income includes total other income, net on the consolidated statements of operations.

13.	SUBSEQUENT EVENTS

We have evaluated subsequent events from December 31, 2024 through June 13, 2025, which is the date these consolidated financial statements were available to be issued, and have identified the following material events and transactions that occurred:

Our 2024 Crowdfunding offering was live through March 15th, 2025 (the “Close Date”) with no changes to the offering price, securities offered or other terms. From January 1, 2025 through the Close Date, we sold an additional 107,986 shares of our Common Stock and raised $777,803 in net proceeds.

In February 2025, subsequent to year end, we granted 31,565 options under the 2024 Stock Option Plan to certain advisors.

On March 31, 2025, subsequent to year end, Securities and Exchange Commission (SEC) qualified our Regulation A offering. We are offering shares of our Common Stock to accredited and non-accredited investors with an offering price of $11.26 per share and maximum raise goals of $15,000,000. We have raised $123,520 in net proceeds against issuance of 13,485 shares of our Common Stock under this offering as of June 13, 2025.

In March 2025, subsequent to year end, our board authorized a private offering pursuant to Regulation D. We are offering our Common Stock to accredited investors with minimum investment of $100,000, an offering price of $9.18 and certain warrants with exercise price of $0.01. As of June 13, 2025, we have issued 319,044 shares of Common Stock against gross proceeds of $2,250,736.

In March 2025, subsequent to year end, we engaged Clear Street LLC as an exclusive financial advisor for certain services including advisory services with respect to listing of our Common Stock on a registered stock exchange.

In April 2025, subsequent to year end, we engaged Davis Polk Wardwell LLP as legal counsel and advisor for listing of our Common Stock on a registered stock exchange.

In April 2025, subsequent to year end, the Share Purchase Agreement (Note 6) was amended to increase the Aggregate Limit from $75,000,000 to $85,000,000. Moreover, the draw-down pricing period for Initial Draw Down was reduced to 10 trading days with the investor having an option to shorten with a 6-hour notice to the Company. The initial draw-down amount with reduced draw-down pricing period is capped at $10,000,000.

In May 2025, subsequent to year end, the 2017 warrants outstanding to purchase 23,810 shares (Note 6) of our common stock with exercise price of $0.01 were exercised by the holder and we issued 23,810 shares of our common stock upon exercise.

EXHIBIT INDEX

Exhibit Number	Description
11	Consent of WithumSmith+Brown, PC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Health Solutions Inc. dba Turn Therapeutics

By:	/s/ Bradley E. Burnam
Name:	Bradley E. Burnam
Title:	Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bradley Burnam

Bradley E. Burnam, Chief Executive Officer and Director

(Principal Executive Officer)

Date: June 27, 2025

/s/ Zuraiz Chaudhary

Zuraiz Chaudhary, Chief Accounting Officer

(Princpal Financial Officer and Principal Accounting Officer)

Date: June 27, 2025